SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                               RONSON CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                    (Title of Class of Securities)

                                   776338 20 4
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                                 (CUSIP Number)

                               Nancy D. Lieberman
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                  (516)822-4820
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 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
                                Communications)

                                January 27, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  776338 20 4                                     Page  2  of  5  Pages
          -------------                                         ---    ---

1       Name of Reporting Person
        S.S. or I.R.S. Identification No.  of Above Person
        Howard M. Lorber

2       Check the Appropriate Box if a Member of a Group*       (a) [ ] (b) [X]

3       SEC Use Only:

4       Source of Funds:                PF

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6       Citizenship or Place of Organization: U.S.A.

7       Number of Shares
        Sole Voting Power: 269,340

8       Beneficially
        Shared Voting Power:  0

9       Owned by Each Reporting
        Sole Dispositive Power:  269,340

10      Person With
        Shared Dispositive Power: 0

11      Aggregate Amount Beneficially Owned by Each Reporting Person: 269,340

12      Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*[]

13      Percent of Class Represented by Amount in Row (11):  8.4%

14      Type of Reporting Person*:  IN

Item 1: Security and Issuer.

The securities to which this Schedule 13D relate are the shares of Common Stock, par value $1.00 per share (the "Shares") of Ronson Corporation (the "Issuer"), a corporation organized under the laws of the State of New Jersey. The address of the Issuer's principal executive office is Campus Drive, P.O. Box 6707, Somerset, New Jersey 08875.

Item 2: Identity and Background.

The person filing this statement is Howard M. Lorber, a United States citizen. Mr. Lorber's business address is 70 East Sunrise Highway, Valley Stream, New York 11581. Mr. Lorber's principal occupation is President and Chief Operating Officer since November 1994 and director since 1991 of New Valley Corp., a company engaged in the ownership and management of commercial real estate in the United States and, through its subsidiaries, in investment banking, brokerage and real estate development in the United States and Russia. The principal offices of New Valley Corp. are located at NationsBank Tower, 100 S.E. 2nd Street, Miami, Florida 33131.

During the last five years, Mr. Lorber has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was he was or is subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source or Amount of Funds or Other Consideration.

All of the 269,340 Shares beneficially owned by Mr. Lorber were purchased with his personal funds.

Item 4: Purpose of the Transaction.

Mr. Lorber purchased the Shares of the Issuer based on his belief that the Shares at current market prices are undervalued and represent an attractive investment opportunity. Depending upon the availability of additional Shares at prices Mr. Lorber deems desirable, other investment opportunities and overall market conditions, Mr. Lorber may acquire additional Shares on the open market or in private transactions, on such terms and at such times as Mr. Lorber may deem advisable.

Mr. Lorber believes that management of the Issuer should take action to increase shareholder value.

Notwithstanding the foregoing, Mr. Lorber has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer.

(a) According to the Issuer's Form 10-Q for the quarter ended September 30, 1999, there were 3,197,736 Shares outstanding. As of the close of business on January 20, 2000, Mr. Lorber beneficially owns 269,340, or 8.4%, of the Shares outstanding.

(b) Mr. Lorber has sole power to dispose or direct the disposition of the 269,340 Shares beneficially owned by him. Mr. Lorber has sole power to vote or direct the vote of the 269,340 Shares beneficially owned by him.

(c) In the past 60 days, (i) Mr. Lorber made the following purchases:

   On January 27, 2000, 131,640 Shares were purchased in a private transaction at a price of $2.1875 per Share.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

        None.

Item 7: Exhibits.

        None.

Signature.
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

January  31, 2000
------------------------------------
Date

/s/ Howard M. Lorber
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Signature

Howard M. Lorber
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Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).